Exhibit 19









                                        1st
                                     FRANKLIN
                                     FINANCIAL
                                    CORPORATION



                                    QUARTERLY
                               REPORT TO INVESTORS
                                     FOR THE
                                NINE MONTHS ENDED
                               SEPTEMBER 30, 1999

                              MANAGEMENT'S LETTER

Financial Condition:
-------------------
    Total assets reached $228.3 million at September 30, 1999 as compared to $216.7 million at December 31, 1998, representing an $11.6 million (5%) gain during the nine months just ended. Increases in the Company's loan and investment portfolios were the primary areas of asset growth. Net receivables (gross receivables less unearned finance charges) rose $11.5 million (7%) during the period. Low inflation and moderate economic growth have led to robust lending activity as the Company competed to meet the spending and borrowing needs of its targeted market.

     The Company's investment portfolio grew $10.3 million (22%) during the current nine-month period. Current operations and the sale of its debt securities continue to outpace the Company's working capital requirements, thereby creating a surplus of funds. In an attempt to maximize yields, Management positioned these funds into investment securities. The Company's investment portfolio consists mainly of U.S. Treasury bonds, Government Agency bonds and various municipal bonds. Volatility in bond market values negated a higher increase in the portfolio during the year as the Company experienced a $1.0 million decline in market values on investment securities which Management has designated as available for sale.

     Funding for the aforementioned lending activity and the placement of surplus funds into higher yielding investment securities resulted in cash and cash equivalents declining $9.3 million or 46%.

     Overall liabilities increased $8.6 million (6%) during the current year as a result of increases in sales of the Company's senior debt securities.

Results of Operations:
---------------------
   The high lending activity during 1999 resulted in average net receivables increasing $10.6 million (6%) to $159.2 million as compared to $147.2 million during the same nine-month period a year ago. This higher level of average net receivables outstanding resulted in the Company's net interest margin increasing $1.4 million (14%) and $3.1 million (11%) during the quarter and nine months ended September 30, 1999 as compared to the same periods in 1998, respectively. Net interest income represents the difference between interest income on earning assets (loans and investment securities) and interest expense on its interest-bearing debt.

   Average outstanding indebtedness rose $13.1 million to $149.3 million during 1999 as compared to $136.2 million during the nine months ended September 30, 1998. Although average indebtedness increased, lower borrowing costs enabled Management to minimize increases in interest expense during the current year. During the third quarter, market rates began moving upward as the Federal Reserve raised the prime rate. If market rates continue to rise, Management may have to raise rates paid on its debt securities in order to stay competitive. In doing so, there could be a negative impact on the net interest margin.

     Net insurance income increased $.5 million (14%) during the quarter just ended as compared to the same period a year ago. During the nine-month comparable periods, net insurance income rose $1.4 million (13%). Changes in insurance earnings generally correspond to changes in the level of average net receivables outstanding. As net receivables increase, the Company typically sees an increase in customers requesting credit insurance, thereby leading to higher levels of insurance in-force.

     Management continually monitors the delinquency status and credit worthiness of its loan portfolio. Delinquent accounts 60 days or more past due increased to 6.4% of net receivables at September 30, 1999 as compared to 6.1% at prior year-end. Loan net charge-offs during the current year have risen $.7 million (18%). Due to the upward trend in delinquencies and loan losses, Management raised the Company's loan loss provision during the third quarter in order to provide adequate protection against probable losses. Due to the higher loan losses, the Company's provision for loan losses increased $.7 million (48%) and $1.2 million (31%) during the quarter and nine-month period ended September 30, 1999 as compared to the same periods a year ago, respectively. Future adjustments to the loan loss reserve will be made when deemed necessary.

     Other operating expenses increased $1.0 million (10%) during the third quarter of this year as compared to the third quarter of 1998. During the nine-month comparable periods, these same expenses increased $2.7 million (10%). The increase in overhead cost is primarily due to (i) higher wages due to merit salary increases, (ii) increased incentive award accruals,
(iii) higher benefit costs, (iv) increased supervisory expenses,
(v) increases in computer expenses and (vi) higher marketing and advertising costs. Cost incurred with the opening of six new branch offices during the current year also contributed to the increase in other operating expenses.

     Effective income tax rates were 16.1% and 16.0% for the quarters ended September 30, 1999 and 1998 and 15.4% and 14.6% for the nine months ended September 30, 1999 and 1998, respectively. Income taxes during the periods reflect only the taxes of the Company's insurance subsidiaries which are not S corporations for income tax reporting purposes. Federal and state income taxes generated by the S corporation are paid by the shareholders, except in states which do not recognize S corporation status. Certain tax benefits provided by law to life insurance companies substantially reduce the life insurance subsidiary's effective tax rate and thus decreases the Company's general tax rate below statutory rates. Investments in tax exempt securities by the property and casualty insurance subsidiary also decreases the effective tax rate.

Market Risk:
-----------
   There has been no material change in the Company's market risk since December 31, 1998.

Liquidity:
---------
     Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of public debt securities. Continued liquidity of the Company is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public. In addition to the securities program, the Company has two external sources of funds through the use of two Credit Agreements. One agreement provides for available borrowing of $21 million. Available borrowings were $21 million at September 30, 1999 and December 31, 1998, relating to this agreement. Another agreement provides for an additional $2 million for general operating purposes. Available borrowings under this agreement were $2 million at September 30, 1999 and December 31, 1998.

Year 2000 Readiness Disclosure:
------------------------------
     The new millennium is just a few months away and Management believes the Company is prepared for Year 2000 issues. In preparing the Company 's systems for Year 2000 compliance, Management adhered to the Interagency Guidelines Establishing Year 2000 Standards for Safety and Soundness which set forth safety and soundness standards pursuant to the Federal Financial Institutions Examination Council ("FFIEC"). Although the Company is not a banking institution, it does provide data processing services to a bank and therefore complies with the guidelines other bank service providers adhere to.

     All information technology ("IT") systems and non-IT systems have been tested for Year 2000 compliance. Systems were classified as to being "mission critical", "mission necessary" and "mission desirable". Priority was given to "mission critical" systems which are systems considered essential to the successful continuation of the Company's core business activity. Testing has also been completed on remediation contingency plans the Company will implement in the unlikely event a system does fail, particularly a system the committee deemed as "mission critical". The Company's Year 2000 Committee will continue to monitor and evaluate the Company's readiness as we progress toward January 1, 2000. Contingency plans will continue to be refined as needed.

     The cost of compliance has not had a material affect on the Company's operating results, nor does Management expect it to during the current year. Expenses of $20,000 have been budgeted in 1999 for costs the Company expects to incur regarding Year 2000 readiness. Current year expenditures have been $14,770 through September 30, 1999.

     Management does not foresee any problems associated with Year 2000 compliance. However, disruptions in service with respect to the computer systems of vendors and/or suppliers, which are outside the control of the Company, could impair the ability of the Company to obtain necessary services.

     Refer to the Company's 1998 Annual Report for a more detailed discussion regarding the Year 2000 issue. Additional updates are included in each of the quarterly reports issued in 1999.

New Accounting Standards:
------------------------
     In July 1999, the FASB issued SFAS No. 137, providing a one year delay in the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires companies to record derivatives on the balance sheet as assets and liabilities at fair value. The Statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.
The Company will be required to adopt SFAS No. 133 in 2001. Management does not expect the adoption of this statement to have a material impact on the financial statements or results of operations of the Company.


                     1st FRANKLIN FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                              September 30,    December 31,
                                                  1999             1998
                                             -------------     ------------
                                               (Unaudited)      (Audited)

                                 ASSETS

CASH AND CASH ..............................  $ 10,817,508     $ 20,111,678
                                              ------------     ------------

LOANS, net .................................   148,823,795      138,548,161
                                              ------------     ------------

INVESTMENT SECURITIES:
  Available for Sale, at fair market value..    50,715,344       39,938,412
  Held to Maturity, at amortized cost.......     6,737,619        7,205,113
                                              ------------     ------------
                                                57,452,963       47,143,525
                                              ------------     ------------

OTHER ASSETS................................    11,182,804       10,871,546
                                              ------------     ------------

            TOTAL ASSETS....................  $228,277,070     $216,674,910
                                              ============     ============




                    LIABILITIES  AND STOCKHOLDERS' EQUITY

SENIOR DEBT.................................  $116,602,553     $104,446,030
OTHER LIABILITIES...........................    11,687,656       11,904,342
SUBORDINATED DEBT...........................    35,626,167       38,960,747
                                              ------------     ------------
     Total Liabilities......................   163,916,376      155,311,119
                                              ------------     ------------

STOCKHOLDERS' EQUITY:
  Common Stock..............................       170,000          170,000
  Accumulated Other
    Comprehensive (Loss)Income..............      (461,470)         556,423
  Retained Earnings.........................    64,652,164       60,637,368
                                              ------------     ------------
     Total Stockholders' Equity.............    64,360,694       61,363,791
                                              ------------     ------------
            TOTAL LIABILITIES AND
                 STOCKHOLDERS' EQUITY.......  $228,277,070     $216,674,910
                                              ============     ============


    The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                            1st FRANKLIN FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                             Quarter Ended           Nine Months Ended
                                              September 30              September 30
                                       ------------------------   ------------------------
                                              (Unaudited)               (Unaudited)
                                           1999         1998          1999         1998
                                       -----------  -----------   -----------  -----------
INTEREST INCOME.....................   $13,020,864  $11,617,646   $37,326,011  $34,080,074

INTEREST EXPENSE....................     2,258,394    2,206,540     6,676,011    6,528,982
                                       -----------  -----------   -----------  -----------
NET INTEREST INCOME.................    10,762,470    9,411,106    30,650,000   27,551,092

  Provision for Loan Losses.........     2,307,237    1,557,432     5,193,715    3,967,066
                                       -----------  -----------   -----------  -----------
NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES.........     8,455,233    7,853,674    25,456,285   23,584,026
                                       -----------  -----------   -----------  -----------
NET INSURANCE INCOME................     4,333,932    3,809,544    12,451,286   11,033,229
                                       -----------  -----------   -----------  -----------
OTHER REVENUE.......................       138,720      118,765       401,249      355,335
                                       -----------  -----------   -----------  -----------
OTHER OPERATING EXPENSES:
  Personnel Expense.................     6,324,600    5,488,478    18,406,268   16,245,927
  Occupancy.........................     1,481,321    1,412,106     4,228,695    4,072,262
  Other.............................     2,477,678    2,426,444     7,409,631    7,018,984
                                       -----------  -----------   -----------  -----------
    Total...........................    10,283,599    9,327,028    30,044,594   27,337,173
                                       -----------  -----------   -----------  -----------
INCOME BEFORE INCOME TAXES..........     2,644,286    2,454,955     8,264,226    7,635,417

  Provision for Income Taxes........       426,826      392,655     1,274,696    1,113,863
                                       -----------  -----------   -----------  -----------
NET INCOME..........................     2,217,460    2,062,300     6,989,530    6,521,554

RETAINED EARNINGS, begin of period..    63,170,644   58,319,182    60,637,368   54,221,339

  Dividends / Distributions
    on Common Stock.................       735,940      251,762     2,974,734      613,173
                                       -----------  -----------   -----------  -----------
RETAINED EARNINGS, end of period....   $64,652,164  $60,129,720   $64,652,164  $60,129,720
                                       ===========  ===========   ===========  ===========
BASIC EARNINGS PER SHARE:
  Voting Common Stock; 1,700
    Shares outstanding all periods..        $13.04       $12.13        $41.11       $38.36
  Non-Voting Common Stock; 168,300          ======       ======        ======       ======
    Shares outstanding all periods..        $13.04       $12.13        $41.11       $38.36
                                            ======       ======        ======       ======

             The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                     1st FRANKLIN FINANCIAL CORPORATION

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

               Increase (Decrease) in Cash and Cash Equivalents

                                                        Nine Months Ended
                                                          September 30
                                                  ---------------------------
                                                           (Unaudited)
                                                      1999            1998
                                                  -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income....................................  $ 6,989,530     $ 6,521,554
  Adjustments to reconcile net income to net
   cash provided by operating activities:
     Provision for Loan Losses..................    5,193,715       3,967,066
     Depreciation and Amortization..............      918,339         934,683
     Deferred Income Taxes......................      163,792          72,017
     Other, net.................................      132,341          18,210
     Increase in Miscellaneous assets...........     (450,170)       (380,972)
     Decrease in Accounts Payable and
     Accrued Expenses...........................     (152,365)        259,753
                                                  -----------     -----------
       Net Cash Provided........................   12,795,182      11,392,311
                                                  -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Loans Originated or purchased.................  (98,304,928)    (84,782,716)
  Loan Payments.................................   82,835,579      79,850,950
  Purchases of marketable debt securities.......  (20,892,594)    (21,977,622)
  Principal payments on securities..............      455,703         331,348
  Sales of marketable securities................    3,477,753          66,658
  Redemptions of securities.....................    5,290,000      13,985,000
  Other, net....................................     (798,074)       (637,931)
                                                  -----------     -----------
       Net Cash Used............................  (27,936,561)    (13,164,313)
                                                  -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in Senior Debt.......................   12,156,523       1,644,345
  Subordinated Debt Issued......................    6,021,003       5,176,823
  Subordinated Debt redeemed....................   (9,355,583)     (4,188,546)
  Distributions Paid............................   (2,974,734)       (613,173)
                                                  -----------     -----------
       Net Cash Provided........................    5,847,209       2,019,449
                                                  -----------     -----------
NET (DECREASE) INCREASE IN CASH
  AND CASH EQUIVALENTS..........................   (9,294,170)        247,447

CASH AND CASH EQUIVALENTS, beginning............   20,111,678      25,122,077
                                                  -----------     -----------
CASH AND CASH EQUIVALENTS, ending...............  $10,817,508     $25,369,524
                                                  ===========     ===========

Cash Paid during the period for:  Interest......  $ 6,539,951     $ 6,555,607
                                  Income Taxes..    1,237,543         991,440

        The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                -NOTES-

1. The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the Company) should be read in conjunction with the annual financial statements and notes thereto as of December 31, 1998 and for the years then ended included in the Company's December 31, 1998 Annual Report.

2. In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of September 30, 1999 and December 31, 1998 and the results of its operations and its cash flows for the nine months ended
    September 30, 1999 and 1998. While certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

3. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the full fiscal year.

4. The computation of Earnings per Share is self-evident from the Consolidated Statements of Income and Retained Earnings.

5. In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". The Company had comprehensive income, which is comprised of net income and unrealized gains or losses on securities held as available for sale, of $2,137,664 and $2,409,812 for the quarters ended September 30, 1999 and 1998 and $5,971,637 and $6,817,149 for the nine-month comparable periods, respectively.

6. The following tables summarize assets, revenues and profit by business segment. A reconcilement to consolidated net income is also provided. All segment revenues result from transactions with third parties. There has been no differences from the 1998 Annual Report from the basis of segmentation or the basis of measurement of segment profit.

                                  Division    Division    Division
                                     I           II          III       Total
                                  --------    -------     --------    -------
                                                  (In Thousands)

   Segment Revenues:
     Three Months ended 9/30/99.  $ 5,242     $ 5,541     $ 5,983    $ 16,766
     Three Months ended 9/30/98.    4,494       5,017       5,152      14,663
     Nine Months ended 9/30/99..   14,926      16,244      16,958      48,128
     Nine Months ended 9/30/98..   13,454      14,881      15,103      43,438

   Segment Profit:
     Three Months ended 9/30/99.  $ 1,822     $ 2,112     $ 1,733    $  5,667
     Three Months ended 9/30/98.    1,338       1,904       1,435       4,677
     Nine Months ended 9/30/99..    5,311       6,522       5,195      17,028
     Nine Months ended 9/30/98..    4,298       5,981       4,601      14,880

   Segment Assets:
     9/30/99....................  $87,427     $98,222     $39,604    $225,253
     9/30/98....................   82,203      92,317      36,896     211,416


                                 3 Months    3 Months    9 Months    9 Months
                                   Ended       Ended       Ended       Ended
                                  9/30/99     9/30/98     9/30/99     9/30/98
                                  -------     -------     -------    --------
   Reconcilement                                    (In Thousands)
     Profit:
       Profit per segments......  $ 5,667     $ 4,677     $17,027    $ 14,880
       Corporate earnings
         not allocated..........      728         884       2,051       2,031
       Corporate expenses
         not allocated..........   (3,750)     (3,105)    (10,814)     (9,275)
       Income taxes not
         allocated..............     (427)       (393)     (1,275)     (1,114)
                                  -------     -------     -------    --------
                                  $ 2,218     $ 2,063     $ 6,990    $  6,522
                                  =======     =======     =======    ========

                                      BRANCH OPERATIONS

                   Isabel Vickery Youngblood ........ Senior Vice President
                   A. Jarrell Coffee ................ Vice President
                   Jack R. Coker .................... Vice President

                   Robert J. Canfield ................ Area Vice President
                   J. Michael Culpepper .............. Area Vice President
                   Ronald F. Morrow .................. Area Vice President

                                        SUPERVISORS
Regina Bond             Bruce Hooper            Johnny McEntyre         Darry Parker
Ronald Byerly           Janice Hyde             Brian McSwain           Henrietta Reathford
Susie Cantrell          Judy Landon             Dianne Moore            Tami Settlemyer
Donald Carter           Jeff Lee                Harriet Moss            Timothy Schmotz
Donald Floyd            Tommy Lennon            Mike Olive              Gaines Snow
Renee Hebert            Tim Love                Melvin Osley            Marc Thomas
Jack Hobgood            Mike Lyles              Dale Palmer

                                          OFFICES
Alabama Offices:        Georgia Offices:        Georgia Offices:        Louisiana Offices:
---------------         ---------------         ---------------         -----------------
Alexander City          Brunswick               Jesup                   New Iberia
Andalusia               Buford                  LaGrange                Pineville
Arab                    Butler                  Lavonia                 Wetumpka
Athens                  Cairo                   Lawrenceville
Bessemer                Calhoun                 Madison                 Mississippi Offices:
Birmingham              Canton                  Manchester              -------------------
Clanton                 Carrollton              McDonough               Bay St. Louis
Cullman                 Cartersville            McRae                   Carthage
Decatur                 Cedartown               Milledgeville           Columbia
Dothan                  Chatsworth              Monroe                  Grenada
Enterprise              Clarkesville            Montezuma               Gulfport
Fayette                 Claxton                 Monticello              Hattiesburg
Florence                Clayton                 Moultrie                Hazlehurst
Gadsden                 Cleveland               Nashville               Jackson
Geneva                  Cochran                 Newnan                  Kosciusko
Hamilton                Commerce                Perry                   Magee
Huntsville              Conyers                 Richmond Hill           McComb
Jasper                  Cordele                 Rome                    Pearl
Madison                 Cornelia                Royston                 Picayune
Moulton                 Covington               Sandersville
Muscle Shoals           Cumming                 Savannah                North Carolina Offices:
Opp                     Dallas                  Statesboro              ----------------------
Ozark                   Dalton                  Swainsboro              Monroe
Pelham                  Dawson                  Sylvania                Pineville
Prattville              Douglas                 Sylvester
Russellville (2)        Douglasville (2)        Thomaston               South Carolina Offices:
Scottsboro              Eastman                 Thomson                 ----------------------
Selma                   Elberton                Tifton                  Aiken
Sylacauga               Ellijay                 Toccoa                  Anderson
Troy                    Forsyth                 Valdosta                Cayce
Tuscaloosa              Fort Valley             Vidalia                 Clemson
                        Gainesvile              Warner Robins           Columbia
Georgia Offices:        Garden City             Washington              Conway
---------------         Georgetown              Waycross                Easley
Adel                    Glennville              Waynesboro              Florence
Albany                  Greensboro              Winder                  Gaffney
Alma                    Griffin                                         Greenville
Americus                Hartwell                Louisiana Offices:      Greenwood
Arlington               Hawkinsville            -----------------       Greer
Athens (2)              Hazlehurst              Alexandria              Lancaster
Bainbridge              Hinesville              Crowley                 Laurens
Barnesville             Hogansville             DeRidder                Marion
Baxley                  Jackson                 Franklin                Newberry
Blakely                 Jasper                  Jena                    Orangeburg
Blue Ridge              Jefferson               Leesville               Rock Hill
Bremen                                          Markesville             Seneca
                                                Natchitoches            Spartanburg
                                                                        Union
                                                                        York



                               DIRECTORS
                               ---------

                           Ben F. Cheek, III
                  Chairman and Chief Executive Officer
                   1st Franklin Financial Corporation

                            Lorene M. Cheek
                               Homemaker

                            Jack D. Stovall
               President, Stovall Building Supplies, Inc.

                         Dr. Robert E. Thompson
                        Physician, Toccoa Clinic


                           EXECUTIVE OFFICERS
                           ------------------

                           Ben F. Cheek, III
                  Chairman and Chief Executive Officer

                            T. Bruce Childs
                 President and Chief Operating Officer

                            A. Roger Guimond
               Vice President and Chief Financial Officer

                              Lynn E. Cox
                               Secretary

                             Linda L. Sessa
                               Treasurer


                                COUNSEL
                                -------

                       Jones, Day, Reavis & Pogue
                       3500 One Peachtree Center
                       303 Peachtree Street, N.E.
                      Atlanta, Georgia  30308-3242


                                AUDITORS
                                --------

                          Arthur Andersen LLP
                       133 Peachtree Street, N.E.
                        Atlanta, Georgia  30303